Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-213864 and 333-213864-01

September 3, 2019

Kilroy Realty, L.P.

$500,000,000

3.050% Senior Notes due 2030

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated September 3, 2019 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 29, 2016 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P.

Guarantor:	Kilroy Realty Corporation

Security:	3.050% Senior Notes due 2030

Aggregate Principal Amount Offered:	$500,000,000 aggregate principal amount

Maturity Date: Expected Ratings[1]:	February 15, 2030 Baa2 by Moody’s Investors Service (stable outlook) BBB by Standard & Poor’s Ratings Services (stable outlook)

Interest Rate:	3.050% per year, accruing from September 17, 2019

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2020

Price to Public:	99.878% of the aggregate principal amount, plus accrued interest, if any

Yield to Maturity:	3.064%

Benchmark Treasury:	1.625% due August 15, 2029

Spread to Benchmark Treasury:	+160 basis points

Benchmark Treasury Yield:	1.464%

Optional Redemption:	Prior to November 15, 2029 (the “Par Call Date”), make-whole redemption at the Treasury Rate (as defined) plus 25 basis points, plus accrued and unpaid interest. On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

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Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings are subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Trade Date:	September 3, 2019

Settlement Date:	September 17, 2019 (T+10). See “Underwriting (Conflicts of Interest) – Delayed Settlement” in the preliminary prospectus supplement for information regarding T+10 settlement.

CUSIP:	49427R AP7

ISIN:	US49427RAP73

Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BofA Securities, Inc. PNC Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Comerica Securities, Inc. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc.

Other:	Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member and one of the underwriters, is paying a referral fee to an affiliated entity, Comerica Bank.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and related prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751 or Barclays Capital Inc. toll-free at (888) 603-5847.

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